CONSENT OF ACCOUNTANT

INDEPENDENT AUDITOR'S CONSENT

I hereby consent to the use in this Registration Statement on Relevant Links, Inc. on Form SB-1 of my report dated November 28, 2000, appearing in the Prospectus, which is a part of such Registration Statement relating to the consolidated financial statements of Relevant Links, Inc., and to the reference to the Certified Public Accountant under caption "Experts" in such Prospectus.

Craig W. Conners
Certified Public Accountant

San Diego, California
December 12, 2000

Page E-2